UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of **May, 2008**

Commission File No. **0-29320**

EIGER TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

**144 Front Street West, Suite 700
Toronto, Ontario M5J 2L7**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____



SUBMITTED HEREWITH

Exhibits

99.1	Notice of Annual and Special Meeting
99.2	Management Proxy Circular
99.3	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eiger Technology, Inc.
(Registrant)

Date: May 8, 2008

By: /s/ Gary N. Hokkanen
Name: Gary N. Hokkanen
Title: Chief Financial Officer

Exhibit 99.1

EIGER TECHNOLOGY, INC.

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "**Meeting**") of shareholders of Eiger Technology, Inc. (the "**Company**") will be held at 144 Front Street West, Suite 700, Toronto, Ontario M5J 2L7 on Wednesday, the 28th day of May, 2008 at 10:00 a.m. (Toronto time) for the following purposes:

1. to receive and consider the audited and consolidated financial statements of the Company for the fiscal year ended September 30, 2007, together with the auditors' report thereon;

2. to elect the Board of Directors of the Company;

3. to reappoint the auditors of the Company for the ensuing year and to authorize the directors to fix the auditors' remuneration;

4. to consider and, if deemed advisable, adopt, with or without variation, a special resolution authorizing management to change the Company's name to Game Corp Inc.;

5. to consider and, if deemed advisable, adopt, with or without variation, a special resolution approving an amendment to the Company's articles of incorporation to consolidate its issued and outstanding common shares on the basis of one post-consolidation common share for every ten pre-consolidation common shares, to be implemented by the Company's Board of Directors, if at all, at any time prior to September 30, 2008;

6. to consider and, if deemed advisable, adopt, with or without variation, a special resolution approving the issuance and exercise of the warrants issued in conjunction with theCompany's private placement of 3,570,000 units completed in May of 2007, each unit comprised of one common share of the Company (the "Shares") and three whole share purchase warrants (the "Warrants");

7. to transact such further or other business as may properly be brought before the Annual Meeting and any adjournment thereof that shareholders of record as of April 25, 2008 are entitled to vote at the Annual and Special General Meeting.

A copy of the Company's management proxy circular, the Company's 2007 annual report, a form of proxy and a supplemental mailing list form accompany this Notice. Shareholders who are unable to attend the Meeting in person are requested to complete and sign the enclosed form of proxy and return it to the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, A Computershare Company at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9. Proxies must be received by Pacific Corporate Trust Company at least 48 hours (excluding Saturdays and holidays) prior to the date of the Meeting or any adjournment thereof, or delivered to the chair of the Meeting on the day of the Meeting prior to the commencement thereof or any adjournment thereof.

By Order of the Board of Directors

"John Simmonds"
Chief Executive Officer
Eiger Technology, Inc.

Toronto, Ontario

April 25, 2008

Exhibit 99.2

Eiger Technology, Inc.

Management Proxy Circular

(Information as of April 25, 2008, except as otherwise provided)

**Annual and Special Meeting of Shareholders
To be held on Wednesday, May 28, 2008 at 10:00 a.m. (Toronto Time)**

Solicitation of Proxies

This Management Proxy Circular (the "**Circular**") is furnished in connection with **the solicitation by Management of the Company of proxies to be used at the Company's Annual & Special Meeting of Shareholders** (the "**Meeting**") to be held at the time and place and for the purposes set forth in the Notice of Annual and Special Meeting accompanying this Management Proxy Circular. The costs of such solicitation will be borne directly by the Company. The solicitation will be primarily by mail; however, the directors, officers and regular employees of the Company may also solicit proxies by telephone, facsimile or in person.

The persons specified in the enclosed form of proxy are directors and officers of the Company. **Each shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in the enclosed form of proxy to attend and act for the shareholder and on the shareholder's behalf at the Meeting or any adjournment thereof.** This right may be exercised by inserting the name of their nominee in the blank space provided for that purpose in the enclosed form of proxy or by completing another proper form of proxy and, in either case, delivering the form of proxy to the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, at least 48 hours (excluding Saturdays and holidays) prior to the date of the Meeting or any adjournment thereof or delivered to the chair of the Meeting on the day of the Meeting prior to the commencement thereof or any adjournment thereof. The proxy form must be dated and executed by the shareholder, or his attorney authorized in writing, and returned to Pacific Corporate Trust Company, A Computershare Company at its office, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

Voting by Proxies and Exercise of Discretion

The common shares of the Company (the "**Shares**") represented by proxies in favour of Management will be voted or withheld from voting by the persons named in the form of proxy in accordance with the directions of the shareholder appointing them. In the absence of any direction to the contrary, it is intended that the Shares represented by proxies in favour of Management will be voted on any ballot: (a) **FOR** the election of the directors nominated by Management; (b) **FOR** the reappointment of the auditors and the authorization of the directors to fix the auditors' remuneration; (c) **FOR** a special resolution that the name of the Company may be changed to Game Corp Inc.; (d) **FOR** the special resolution approving an amendment to the Company's articles of incorporation to consolidate its issued and outstanding common shares on the basis of one post-consolidation common share for every ten pre-consolidation common shares, to be implemented by the Company's Board of Directors, if at all, at any time prior to September 30, 2008; and (e) **FOR** the passing of a resolution that the warrants issued in May 2007 as part of a private placement of 3,570,000 units be confirmed, ratified and approved. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice of Annual & Special Meeting but which may properly come before the Meeting or any adjournment thereof or adjournments thereof. Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Annual & Special Meeting and routine matters incidental to the conduct of the Meeting. If any further or other matter is properly brought before the Meeting, the persons designated in the enclosed form of proxy will vote thereon in accordance with their best judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

Shareholders who purchased their Shares through a broker are referred to as beneficial shareholders. Any such beneficial shareholder who wishes to vote in person at the Meeting must insert their own name in the space provided on the voting instruction form provided by the broker and submit their instruction form to the broker in advance of the Meeting in accordance with the instructions supplied by such broker. Every broker has its own mailing procedures and provides its own return instructions, which should be carefully followed.

Revocability of Proxies

A proxy given pursuant to this solicitation may be revoked, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney duly authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Company, 144 Front Street, Suite 700, Toronto, Ontario M5J 2L7 at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting prior to the commencement thereof, or any adjournment thereof, or in any other manner permitted by law.

Voting Shares and Principal Holders Thereof

The holders of record of Shares as at the close of business on April 25, 2008 (the "**Record Date**") are entitled to receive notice of the Meeting and will be entitled to vote at the Meeting, except that a transferee of such Shares acquired after the Record Date shall be entitled to vote the transferred Shares at the Meeting if he or she produces properly endorsed certificates for such Shares or otherwise establishes that he or she owns such Shares and demands by written request, delivered to the Company at its registered office, no later than ten days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting.

On the Record Date, there were 42,302,049 Shares issued and outstanding. Each Share entitles the holder thereof to one vote.

To the knowledge of the directors and officers of the Company, there is no person who beneficially owned on the Record Date, directly or indirectly, or who on such date exercised control or direction over, more than 10% of the Shares issued and outstanding on the Record Date.

Currency

All dollar amounts set forth in this Circular and in the audited consolidated financial statements for the fiscal year ended September 30, 2007 are set forth in Canadian dollars.

On April 17, 2008, the noon U.S. dollar exchange rate in Canadian dollars was Canadian $0.9888=US $1.00.

Matters to be Acted On at the Meeting

The Consolidated Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended September 30, 2007, together with the report of the auditors thereon, will be presented to the Meeting.

Election of Directors

Four directors are required to be elected at the Meeting. Directors elected at the Meeting will serve until the next annual meeting of shareholders or, subject to the Company's by-laws and to applicable laws, until their successors are elected or appointed.

It is the intention of the persons named in the enclosed form of proxy, unless instructed otherwise, to vote **FOR** the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee's name.

Management does not expect that any of the proposed nominees will be unable to serve as a director and each has consented to do so. However, if any of the proposed nominees are for any reason unable to serve as directors, the persons named in the enclosed form of proxy will use their best judgment to vote for an alternative nominee.

The following table indicates the names of the proposed nominees, their present principal occupation or employment, the period or periods during which they have served as directors, and the approximate number of Shares beneficially owned, or over which control or direction is exercised by them. Directors who are members of the Audit Committee or the Corporate Governance and Compensation Committee are so designated below:

Nominees for Board of Directors				
Name and Municipality of Residence	Principal Occupation and Business[1]	Age	Director Since	Beneficially Owned Shares[2]
John G. Simmonds King City, ON	Chief Executive Officer and Director of the Company	**57**	September 20, 2005	817,000 [4][5]
Jason R. Moretto Vaughan, ON	President , Chief Operating Officer and Director of the Company	**38**	January 5, 2004	464,496 [3][4][6]
Neal Romanchych Aurora, ON	Director of the Company; VP Sales/Service, 411.ca	**43**	March 21, 2006	Nil [3][4][7]
Stephen Dulmage Toronto, ON	Director of the Company; Chartered Accountant, Retired	**65**	July 17, 2007	Nil [3][4][8]

As of Record Date

Notes:

(1) For the last five years, each of the proposed nominees has been engaged in his current principal occupation, except for Jason Moretto who was previously engaged at BMO Nesbitt Burns; John Simmonds who was previously engaged at Wireless Age Communications Inc.; Stephen Dulmage who was previously engaged as CFO of African Gold Group Inc.; and Neal Romanchych who was previously engaged at Newlook and Riptide Inc.

(2) Includes Shares and common shares of the Company's subsidiaries over which control or direction is exercised. The information as to Shares beneficially owned or controlled, not being within the knowledge of the Company, has been provided by the nominees.

(3) Member of the Audit Committee.

(4) Member of the Corporate Governance and Compensation Committee.

(5) Mr. Simmonds holds warrants to purchase 900,000 Shares.

(6) Mr. Moretto holds options to purchase 700,000 shares and warrants to purchase 900,000 shares.

(7) Mr. Romanchych holds no options.

(8) Mr. Dulmage holds no options.

Biographical Information of Directors

John G. Simmonds. Mr. Simmonds has 40 years experience in the communications sector. Mr. Simmonds currently also serves as Chief Executive Officer of Wireless Age Communications, Inc. Mr. Simmonds was appointed Chief Executive Officer of Racino Royale Inc. in June 2006. Mr. Simmonds was appointed President of Newlook Industries Corp. (NLI:TXSV) in September 2005. He resigned as an officer of Newlook Industries Corp. in February 2007 and was reappointed in July 2007. In September 2004, Mr. Simmonds was appointed as Chief Executive Officer and Director of Lumonall Inc. and resigned in March 2008. Mr. Simmonds served as the Chief Executive Officer, of TrackPower (OTCBB: TPWR) from 1998 to May 2004. In February 2007 Mr. Simmonds was reappointed CEO of TrackPower. Mr. Simmonds has also been involved with several other companies. Mr. Simmonds served as Chief Executive Officer, Chairman and Director of Phantom Fiber Corporation (OTCBB: PHMF), formerly Pivotal Self-Service Technologies, Inc. and resigned in June of 2004.

Jason R. Moretto. Mr. Moretto previously served in equity research within the institutional equity group of BMO Nesbitt Burns (now BMO Capital Markets), a full service investment dealer based in Toronto, Canada from September of 1997 to February of 2003. From 1995 to 1997, Mr. Moretto was National Accounting Manager for Universal Concerts Canada (now Live Nation), Canada's largest promoter of live music and entertainment and operator of the Molson Amphitheatre in Toronto. Prior to that, he practiced as an accountant in public practice. He also recently served as a Member of the Ontario Securities Commission's Small Business Advisory Committee for a two year term. Mr. Moretto holds a Bachelor of Commerce degree from the University of Toronto, and is a Certified General Accountant and Chartered Financial Analyst.

Steven Dulmage. Mr. Dulmage previously served as the Chief Financial Officer of African Gold Group, Inc., a company listed on the Toronto Stock Exchange Venture Exchange. Prior to joining African Gold Group, Inc., Mr. Dulmage served as a business consultant from January 2003 through April 2003, as a sales agent of the Equigenesis Corporation from December 1999 through December 2002, and as a sales agent for Mantum Corporation from November 1996 until December 1999. Mr. Dulmage earned a Bachelor of Arts degree at McMaster University in 1964. Mr. Dulmage is a C.A. (Chartered Accountant) and is a member of the Canadian Institute of Chartered Accountants.

Neal Romanchych. Mr. Romanchych has over twenty years of experience in the telecommunications sector. Over that period, he has been involved with several successful start-ups and has held senior positions with large telecom companies. His past postings include ten years with Call Net/Sprint Canada (where he was appointed to the Board of Directors of CNE Fiber Development Corp., its U.S. operating subsidiary), Vice President of Primus, Vice President of Riptide Inc. and President of Newlook Industries Corp. Mr. Romanchych holds an Honors Bachelor of Administrative Studies from Trent University.

Reappointment of Auditors

SF Partnership, LLP, Chartered Accountants have been the auditors of the Company since September 13th, 2004.

At the Meeting, shareholders will be asked to re-appoint SF Partnership, LLP as auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors' remuneration.

It is the intention of the persons named in the enclosed form of proxy, unless instructed otherwise, to vote **FOR** the re-appointment of SF Partnership, LLP as auditors of the Company and the authorization of the Board of Directors to fix the remuneration of the auditors.

Approval of Name Change

Management is seeking the approval of the shareholders to approve the resolution attached as Schedule A hereto (the "Name Change Resolution"). It is management's opinion that the name "Game Corp Inc." will better reflect the business direction of the Company's key investments and the general focus of the business efforts of the Company.

Management is also seeking the consent of the shareholders not to proceed with such name change in the event that the shareholders at the Meeting pass the Name Change Resolution and the Board of Directors of the Company subsequently concludes that it would not be in the best interests of the Company to proceed with such name change.

Shareholders will be asked at the Meeting to approve the Name Change Resolution. It is the intention of the persons named in the enclosed form of proxy, unless instructed otherwise, to vote **FOR** the Name Change Resolution. In order to be effected, this resolution must be approved by at least two-thirds of all issued and outstanding Shares which are represented at the Meeting in person or by proxy.

Approval of Consolidation of Shares

The shareholders are being asked to approve a special resolution authorizing the consolidation of the Company's share capital on the basis of one post-consolidation common share for every ten pre-consolidation common shares (the "**Consolidation Resolution**") at any time before September 30, 2008. The text of the Consolidation Resolution is attached as Schedule B to this Circular. Management believes that such consolidation will result in improved financial strength and provide additional flexibility in financing of the planned ventures of the Company.

Management is also seeking the consent of the shareholders not to proceed with such consolidation in the event that the shareholders at the Meeting pass the Consolidation Resolution and the Board of Directors of the Company subsequently concludes that it would not be in the best interests of the Company to proceed with such consolidation.

No fractional shares will be issued in connection with the consolidation and the number of Shares to be received by shareholders will be rounded to the nearest whole number of Shares that each such shareholder would otherwise be entitled to receive upon such consolidation without any compensation for such fractional Shares. For illustration purposes; one half or higher fractional share will be rounded up to the next higher whole share, otherwise the Company will round down to next lower whole share.

Shareholders will be asked at the Meeting to approve the Consolidation Resolution. It is the intention of the persons named in the enclosed form of proxy, unless instructed otherwise, to vote **FOR** the Consolidation Resolution. In order to be effected, this resolution must be approved by at least two-thirds of all issued and outstanding Shares which are represented at the Meeting in person or by proxy.

Approval of Private Placement

On May 14, 2007 the Company completed a private placement of its securities at a price of $0.15 per unit (the "**Units**") for total proceeds of $535,000. A total of 3,570,000 Units were issued, with insiders of the Company purchasing a total of 665,000 Units.

Each Unit was comprised of one Share and three Share purchase warrants (the "**Warrants**"). The Warrants are each convertible to one Share upon exercise. If the Warrants are fully exercised, the Company will receive an additional $5,355,000. The Warrants are exercisable as follows:

(i) one-third of the Warrants for a period of one year after closing at an exercise price of $0.25 per Warrant;

(ii) one-third of the Warrants for a period of one year subsequent to the first year after closing at an exercise price of $0.50 per Warrant; and

(iii) one-third of the Warrants for a period of one year subsequent to the second year after closing at an exercise price of $0.75 per Warrant.

The shareholders are being asked to approve a special resolution (the "**Private Placement Resolution**") confirming, ratifying and approving (i) the issuance of the Shares and Warrants that were purchased by investors pursuant to the private placement, and (ii) the allotment and reservation for issuance of the Shares to be issued upon exercise of the Warrants. The text of the Private Placement Resolution is attached as Schedule C to this Circular.

Shareholders will be asked at the Meeting to approve the Private Placement Resolution. It is the intention of the persons named in the enclosed form of proxy, unless instructed otherwise, to vote **FOR** the Private Placement Resolution. In order to be effected, this resolution must be approved by a majority of all issued and outstanding Shares which are represented at the Meeting in person or by proxy.

Status of Stock Option Plan

The Company established a stock option plan in 1997 (the "**Stock Option Plan**") as a means to attract, retain and reward key officers and employees of the Company. Under the Stock Option Plan, the Board of Directors of the Company may, in its discretion, grant options to purchase Shares ("**Options**") to eligible participants from time to time at an exercise price fixed in compliance with the Stock Option Plan and applicable law. The maximum number of Shares available for issuance to any one person under the Stock Option Plan is 5% of the issued and outstanding share capital of the Company. Options granted pursuant to the Stock Option Plan are non-transferable and non-assignable and are granted for terms not exceeding 10 years. All unexercised Options will immediately expire if an optionee's employment is terminated by the Company for cause. In the event that an optionee's employment is terminated other than for cause, the optionee may be required to exercise any unexercised Options within 30 days after the date of cessation of employment.

The number of Shares that may be issued under the Stock Option Plan fluctuate due to the granting, termination and expiry of Options. At present, there are a sufficient number of Options available for the Board of Directors of the Company to fulfil the mandate of the Stock Option Plan.

Equity Compensation Plan Information

The following table sets out information concerning the number and price of securities to be issued under equity compensation plans to employees and others.

Plan Category	Number of Securities to be Issued upon Exercise of Options, Warrants and Rights (as at September 30, 2007) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (as at September 30, 2007)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in (a)) (as at September 30, 2007)
Equity Compensation Plans Approved by Securityholders	None	N/A	N/A
Equity Compensation Plans Not Approved by Securityholders	2,791,000	$0.63	Nil
Total	2,791,000	$0.63	Nil

Remuneration of Directors and Officers

Summary of Executive Compensation

At the beginning of the 2007 fiscal year, the Company had two executive officers. In April 2007, Mr. Gerry Racicot retired as the Chief Executive Officer, President and Director of the Company after founding the Company 16 years ago. Mr. John G. Simmonds has assumed the responsibility of the Chief Executive Officer. Mr. Jason Moretto, who has been the Chief Financial Officer of the Company, has been replaced by Mr. Gary Hokkanen. Mr. Moretto has assumed the responsibility of the President of the Company. The following table provides a summary of the compensation paid to the departing and incoming Chief Executive Officer of the Company and the two other most highly compensated executive officers of the Company who are deemed Named Executive Officers by law (together, the "**Named Executive Officers**") for fiscal year 2007:

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation Securities Under Options Granted (# shares)[1]	All Other Compensation
		Salary	Bonus	Other Annual Compensation		
Gerry A. Racicot President and Chief Executive Officer	2007 2006 2005	$150,000 $150,000 $150,000	Nil Nil Nil	Nil Nil Nil	Nil 425,000 500,000	$500,000 (1) Nil Nil
John G. Simmonds Chief Executive Officer	2007	$172,500	$50,000	Nil	Nil	Nil
Jason R. Moretto President	2007 2006 2005	$172,500 $150,000 $150,000	$50,000 Nil Nil	Nil Nil Nil	Nil Nil 250,000	Nil Nil
Gary Hokkanen Chief Financial Officer	2007	$ 7,500	Nil	Nil	Nil	Nil

(1) Gerry A. Racicot was paid a retirement payment valued at $500,000 of which $96,000 has been paid by way of the Company transferring 960,000 Newlook Industries Corp.'s common shares it owns at a deemed price of $0.10 per share.

Options Granted During the Fiscal Year

In the fiscal year ended September 30, 2007, there were no grants of Options to the Named Executive Officers under the Stock Option Plan.

Aggregate Options Exercised During the Fiscal Year and Option Values as at September 30, 2007

The following table sets out the number of options to purchase Shares exercised during the Company's most recently completed fiscal year, if any, by the Named Executive Officers, and the number of unexercised options and the value of unexercised "**in the money**" options held as at September 30, 2007, if any, by such persons:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at September 30, 2007 (Exercisable/ Unexercisable) (#)	Value of Unexercised In-The-Money Options at September 30, 2007 (Exercisable/ Unexercisable)[(1)] ($)
Gerry A. Racicot	Nil	Nil	1,725,000/Nil	Nil/Nil
Jason R. Moretto	Nil	Nil	810,000/Nil	Nil/Nil
John G. Simmonds	Nil	Nil	Nil/Nil	Nil/Nil
Gary Hokkanen	Nil	Nil	Nil/Nil	Nil/Nil

Notes:

(1)   The closing price of the Shares on The Toronto Stock Exchange on September 30, 2007 was $ 0.07.

Compensation of Directors

Four of the directors of the Company during fiscal 2007 were independent directors and not employees of the Company. Individuals are appointed to serve as directors of the Company for a term of one year until the next annual general meeting of shareholders. During fiscal year 2007, Mr. Sidney Harkema earned a total of $1,200 for his service on the Board of Directors until his resignation and the other directors, Mr. Gerry Racicot, Mr. Brian Cato, Mr. Neal Romanchych, Mr. Stephen Dulmage, Mr. John Simmonds and Mr. Jason Moretto, did not receive any compensation for their service on the Board of Directors. The Company's Corporate Governance and Compensation Committee will determine and recommend reasonable compensation for the Company's directors in light of, among other things, the imposition of increased liabilities and obligations demanded of the directors of a public company as a result of changes to securities legislation over the past several years.

Employment Contracts and Termination Arrangements

Three Named Executive Officers have entered into executive compensation agreements with the Company. The Company's Corporate Governance and Compensation Committee is mandated to deal with compensation issues for the Executive Officers and all the directors of the Company.

Mr. Hokkanen has a part time consulting services agreement which expires on December 31, 2008, pursuant to which Mr. Hokkanen is paid $2,500 per month. The agreement provides that in the event of termination of the agreement, Mr. Hokkanen will not compete with the Company for twleve months. The agreement also provides that the Company may terminate Mr. Hokkanen's employment without cause on 90 days notice but will be obligated to pay all unpaid remuneration to the term of the agreement.

Mr. Simmonds and Mr. Moretto have each entered into an Executive Compensation Consulting Agreement pursuant to which each is paid remuneration of $180,000 annually. These agreements provide that in the event of termination, neither Mr. Simmonds nor Mr. Moretto may compete with the Company for twelve months. The agreements also provide that the Company may terminate either of Mr. Simmonds' or Mr. Moretto's employment without cause by making a lump sum payment of 200% of their annual salary.

The Company announced on August 31, 2007 that it entered into a settlement agreement (the "**Settlement Agreement**") with its former President and CEO, Gerry Racicot, on August 24, 2007. The Settlement Agreement and associated documents are available at www.sedar.com. The Company granted a first charge senior security interest over all of its collateral assets as security for its obligations under the Settlement Agreement.

Corporate Governance and Compensation Committee

On December 13, 2000 the Board of Directors of the Company established the Corporate Governance and Compensation Committee of the Board of Directors (the "**CGC Committee**"). The mandate of the CGC Committee was also adopted on December 13, 2000, and it is expected that the CGC Committee will carry out its mandate in fiscal year 2008.

The CGC Committee, in addition to its responsibility of developing the Company's philosophy to governance issues, is generally responsible for developing the Company's overall compensation philosophy, developing corporate succession and development plans at the executive officer level, making recommendations to the Board of Directors with respect to the appointment and remuneration of the Company's executive officers, and developing other compensation and benefit programs.

Composition of the CGC Committee

For the fiscal year 2007 Mr. Jason Moretto, Mr. Neal Romanchych, Mr. Brian Cato, Mr. Sidney Harkema and Mr. Stephen Dulmage served as members of the CGC Committee. Mr. John Simmonds and Mr. Gerry Racicot each served as members for part of the year. Each of Mr. John Simmonds and Mr. Racicot were Chief Executive Officer of the Company for part of the year. Mr. Neal Romanchych and Mr. Stephen Dulmage are independent directors of the Company. Mr. Brian Cato was also an independent director.

Mr. Gerry Racicot left the CGC Committee upon his retirement from the Company in April, 2007. Mr. John Simmonds was appointed to the CGC Committee effective as of April, 2007.

The CGC Committee does not constitute soliciting material and should not be deemed to be filed or incorporated by reference into any of our filings under the U.S. Securities Exchange Act of 1934.

Report on Executive Compensation

Compensation Philosophy

In general, the CGC Committee has adopted the following objectives with respect to the compensation of the Company's executive officers:

1. attracting and retaining highly qualified executives by offering salaries that are competitive in the market and environment in which the Company operates;

2. fostering teamwork and an entrepreneurial spirit;

3. recognizing and encouraging leadership, sound managerial judgment, annual financial performance and individual achievement;

4. rewarding the development and successful implementation of strategic initiatives and operating plans;

5. motivating long-term financial performance;

6. fostering identification with shareholder interests; and

7. retaining top-performing high-potential executives through the use of prudent, equity-based compensation.

Compensation Policy

In order to achieve the Company's compensation objectives, and based on the CGC Committee's assessment of compensation packages for executives with comparable positions at other public and private companies, the CGC Committee will continue in fiscal year 2008 to implement a pay-for-performance executive compensation program which provides compensation based on increases in shareholder wealth, the Company's financial performance and individual performance. This compensation program will consist of three main components, each designed to achieve a distinct objective:

   (i)   *Base Salary and Benefits* – provides regular compensation for services rendered at a level sufficient to retain and motivate the Company's executive officers, in particular over the short-term.

   (ii) *Long-Term Equity-Based Incentives* – discretionary stock options are designed to form an integral part of the pay packages of both the Company's executives and employees. The CGC Committee believes that stock options, which are designed to focus attention on share values, are the most effective way of aligning the long-term interests of the Company's executives and employees and those of the Company's shareholders.

   (iii) *Performance-Based Incentives* – intended as a bonus opportunity, the bonus management incentive plans are intended to serve as a reward for the achievement of specific financial operating results by achieving or surpassing performance targets relating to growth, increase in value of the operating companies and increase in shareholder wealth as reflected by the stock prices of the Company and its subsidiaries.

Determination of Compensation of Executive Officers

The CGC Committee will consider and determine the executive compensation of the three key executive officers, John G. Simmonds, Chief Executive Officer, Jason Moretto, President and Gary Hokkanen, Chief Financial Officer. The CGC Committee takes into account that much of the Company's development and future potential is directly attributable to the efforts, unique skills and experience of these executive officers. Therefore, when designing the compensation program, the CGC Committee will consider competitive employment packages that will reflect their contributions to the Company.

This report is submitted by the CGC Committee.

Total Shareholder Return Comparison

Over the five-year period ended September 30, 2007, a $100 investment in the Company's Shares decreased to $8.97. During the same period, a $100 investment in the S&P/TSX Composite Total Return Index grew to $228.14.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid. The Company paid no dividends during this period.

The following graph compares the cumulative shareholder return of the Shares with the cumulative returns of the S&P/TSX Composite Total Return Index over the five-year period ended September 30, 2007. [1]

CUMULATIVE TOTAL RETURN OF $100 INVESTED OCTOBER 1, 2002



(1)   Assumes that the initial value of the investment in the Shares on the TSX and in the S&P/TSX Composite Total Return Index was $100 on October 1, 2002.

Indebtedness of Directors and Officers

At any time during the Company's last completed financial year, no director or officer of the Company, proposed management nominee for election as a director of the company or any associate or affiliate of any such director, officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

Interests of Insiders in Material Transactions

No director or executive officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any such person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of Shares where the holder of such Shares will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of Shares.

Directors' and Officers' Insurance and Indemnification

By agreements dated May 31, 1996, the Company has agreed to indemnify the current and any future directors and officers from and against any liability and cost in respect of any action or suit against him acting as director and officer of the Company, subject to the limitation contained in the *Business Corporations Act* (Ontario).

Statement of Corporate Governance Practices

The Company's corporate governance disclosure obligations are set out in the Canadian Securities Administrators' National Instrument 58-101 – *Disclosure of Corporate Governance Practices* (the **"National Instrument"**), National Policy 58-201 – *Corporate Governance Guidelines* and Multilateral Instrument 52-110 – *Audit Committees.* These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the **"Guidelines"**). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The National Instrument requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines.

Set out below is a description of the Company's approach to corporate governance in relation to the Guidelines.

The Board of Directors

The National Instrument defines an "independent director" as a director who has no direct or indirect material relationship with the Company. A "material relationship" is in turn defined as a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with such member's independent judgment. In determining whether a particular director is an "independent director" or a "non-independent director", the Board of Directors considers the factual circumstances of each director in the context of the Guidelines.

The Board is currently comprised of four members, two of whom are "independent directors" within the meaning of the National Instrument. The two independent directors are Mr. Stephen Dulmage and Mr. Neal Romanchych. Two directors have material relationships with the Company and therefore are not independent: Mr. John G. Simmonds is Chief Executive Officer of the Company, and Mr. Jason R. Moretto is President and Chief Operating Officer of the Company.

Currently, the directors listed below serve as directors on the Boards of Directors of other public companies.

Director	Public Company
John Simmonds	Wireless Age Communications, Inc.
	Newlook Industries Corp.
	Lumonall, Inc.
	Racino Royale, Inc.
	Trackpower, Inc.
Stephen Dulmage	Wireless Age Communications, Inc.
Jason Moretto	Wireless Age Communications, Inc.
	Newlook Industries Corp.
	Racino Royale, Inc.

Board Mandate

The Board of Directors is responsible for the overall stewardship of the Company, including the areas described below:

(a) Strategic Planning: The Board of Directors regularly reviews and approves the strategic plans and initiatives of the Company at Board meetings, and otherwise as required.

(b) Risk Assessment: The Board of Directors has primary responsibility to identify principal risks in the Company's business and ensure the implementation of appropriate systems to manage these risks.

(c) Human Resources: The Board of Directors is responsible for the appointment, training and monitoring of senior management.

(d) Communications: The Board of Directors oversees the Company's public communications with shareholders and others interested in the Company.

(e) Internal Controls: The Board of Directors oversees the Company's internal control and management information systems.

The Board discharges these responsibilities directly and through delegation of specific responsibilities to committees of the Board and officers of the Company.

Orientation and Continuing Education

To date, the Company has not required a formal orientation or education program for new members of the Board of Directors. Senior management are and will continue to be available to the members of the Board of Directors to discuss the Company's business and assist in the orientation and education of members of the Board of Directors as required. The Board of Directors may consider more formal procedures if warranted in the future.

Ethical Business Conduct

The Board consistently endeavours to encourage and promote a culture of ethical business conduct.

In addition, in order to ensure independent judgment in considering transactions or agreements in which a director or officer has a material interest, all related party transactions are approved by the independent directors.

Audit Committee

The Audit Committee is comprised of three directors of the Company, including Stephen Dulmage (Chair), Neal Romanchych, both of whom are independent and financially literate for purposes of Multilateral Instrument 52-110. The responsibilities and operation of the Audit Committee are set out in the Company's Audit Committee Charter, the text of which is included as Schedule D to this Circular.

Mr. Stephen Dulmage is a Chartered Accountant with several years experience in executive level financial management. He has also served as a director on several public companies. Both his education and work experience are suited well to serving as chairman of the audit committee. Mr. Neal Romanchych has served as a director for several years and has in depth knowledge about the business affairs of the Company which will serve him well as a member of the audit committee. Mr. Jason Moretto is a Certified General Accountant and Chartered Financial Analyst with several years experience in executive level financial management, as well as having served on several public companies' boards.

The breakdown of fees incurred for services provided by the Company's auditors, SF Partnership, LLP, during the two preceding fiscal years is as follows:

	Fiscal 2006	Fiscal 2007
Audit Fees	$37,935	$45,000
Audit-Related Fees	$Nil	$Nil
Tax Fees	$Nil	$Nil
All Other Fees	$Nil	$1,793

The Company is relying upon the exemption from certain disclosure requirements contained at Section 6.1 of Multilateral Instrument 52-110 – *Audit Committees*.

Nomination of Directors

The Board of Directors does not have a nominating committee. For each new director, the Board of Directors defines the background, expertise and personal qualities that are desirable in nominees based on the qualities already represented on the Board of Directors and the strategic plans of the Company.

Compensation

The compensation of the Chief Executive Officer and the directors is determined by the CGC Committee. The CGC Committee is described above under the heading-Remuneration of Directors and Executive Officers.

Assessments

The CGC Committee is responsible for assessing the effectiveness of the Board of Directors. The members of the CGC Committee consult with other members of the Board of Directors, and with each other, from time to with respect to these matters.

General Matters

At the time of issue of this Circular, the Company has no matter of particular significance, other than the matters described in the accompanying Notice of Annual & Special Meeting, which it intends to place before the shareholders at the Meeting.

Financial information for the Company's most recently completed financial year is provided in the Company's audited comparative consolidated financial statements for the year ended September 30, 2007 and management's discussion and analysis of such financial results, both of which are available on SEDAR at www.sedar.com or upon request from the Company. Such documents are also contained in the Company's 2007 Annual Report, which is being mailed to the shareholders of the Company with the Notice of Annual & Special Meeting, this Management Proxy Circular, a form of proxy and a supplemental mailing list form.

Approval by Board of Directors

The Board of Directors has approved the contents of this Management Proxy Circular and its sending to the shareholders of the Company.

"John G. Simmonds"
Chief Executive Officer

Toronto, Ontario

April 25, 2008

Name Change

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF EIGER TECHNOLOGY, INC (THE "COMPANY"), WITH OR WITHOUT AMENDMENT, THAT:

1. pursuant to Section 168(1) of the *Business Corporations Act* (Ontario), the name of the Company be changed to Game Corp Inc. (the "**Name Change**");

2. notwithstanding the passage of this special resolution by the shareholders of the Company, the Board of Directors of the Company, without further notice to or approval of the shareholders of the Company, may decide not to proceed with the Name Change or otherwise give effect to this special resolution, at any time prior to the Name Change becoming effective; and

3. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and as may be required to give effect to this special resolution.

SCHEDULE B

Consolidation of Common Shares

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF EIGER TECHNOLOGY, INC (THE "COMPANY"), WITH OR WITHOUT AMENDMENT, THAT:

1. pursuant to Section 168(1) of the *Business Corporations Act* (Ontario), the issued common shares of the Company (the "**Shares**") may be consolidated on the basis of one post-consolidation Share for every ten pre-consolidation Shares (the "**Consolidation**") at any time prior to September 30, 2008;

2. no fractional Shares will be issued and that number of post-consolidation Shares to be received by a holder of Shares (a "**Shareholder**") after the consolidation shall be rounded to the nearest whole number and no payment shall be made by the Company or received by a Shareholder as a result of such rounding and failure to issue such fractional Shares (for illustration purposes; one half or higher fractional share will be rounded up to the next higher whole share, otherwise the Company will round down to next lower whole share);

3. notwithstanding the passage of this special resolution by the Shareholders, the Board of Directors of the Company, without further notice to or approval of the shareholders of the Company, may decide not to proceed with the Consolidation or otherwise give effect to this special resolution, at any time prior to the Consolidation becoming effective; and

4. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and as may be required to give effect to this special resolution.

Private Placement

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF EIGER TECHNOLOGY, INC (THE "COMPANY"), WITH OR WITHOUT AMENDMENT, THAT:

1. the issuance of 3,570,000 common shares of the Company ("**Shares**") and 10,710,000 Share purchase warrants of the Company ("**Warrants**") sold to investors pursuant to a private placement completed on May 14, 2007 (the "**Private Placement**"), as set out in greater detail in the Company's management information circular dated April 25, 2008 (the "**Circular**"), is hereby approved, ratified and confirmed;

2. the reservation and allotment for issuance of 10,710,000 Shares to be issued upon the exercise of the Warrants, as set out in greater detail in the Circular, is hereby approved, ratified and confirmed; and

3. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and as may be required to give effect to this special resolution.

SCHEDULE D

AUDIT COMMITTEE CHARTER

Purpose

1.1 The Audit Committee is appointed by the Board of Directors of the Company to assist the Board in fulfilling its oversight responsibilities.

1.2 The Committee's primary audit committee duties and responsibilities are to assist the Board with respect to:

- The adequacy of the Company's internal controls and financial reporting process and the reliability of the Company's financial reports to the public.

- The independence and performance of the Company's internal auditors and external independent auditor ("Independent Auditor").

- The Company's compliance with legal and regulatory requirements.

1.3 The Committee shall have the authority, in its discretion, to conduct investigations and retain, at the Company's expense, special legal, accounting or other consultants or experts to advise the Committee.

Membership

2.1 The Committee shall be comprised of not less than three members of the Board.

2.2 The Committee shall be composed of a majority of unrelated members as interpreted by Multilateral Instrument 52-110 – Audit Committees (MI 52-110) and meet the requirements of MI 52-110 .

2.3 Each Committee member shall be financially literate as set out in the proposals of suggested definition of "financial literacy" by MI 52-110, or shall become financially literate within a reasonable period of time after appointment to the Committee.

2.4 At least one member of the Committee shall have "accounting or related financial experience" in accordance with MI 52-110's suggested definition of "financial expertise".

Committee Meetings

3.1 The Committee shall hold meeting at least quarterly each fiscal year, and at any additional time as either the Board or Committee deems necessary.

3.2 The Committee may request that members of management and/or the Company's Independent Auditor be present as needed.

3.3 Annually, the Committee shall meet, in separate private sessions, with each of (i) the Company's chief financial officer, (ii) the Company's internal auditing executive, and (iii) the Independent Auditor.

3.4 Minutes of each meeting will be kept and distributed to the entire Board.

General Principles as to Independent Auditor

4.1 The Committee adopts the following principles with respect to the Company's Independent Auditor:

   a. The Committee shall recommend to the Board the appointment of the Independent Auditor which is ultimately accountable to the Board and the Committee.

   b. The Committee shall evaluate the performance of the Independent Auditor and, if so determined by the Committee, recommend that the Board replace the Independent Auditor. The Committee and the Board have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Company's Independent Auditor.

   c. The Committee shall review and approve the fees to be paid to the Independent Auditor.

   d. If the Company's Independent Auditor identifies a significant problem which is not being adequately addressed by management, it should be communicated to the Committee.

4.2 The Committee shall undertake the following with respect to the IndependentAuditor's independence.

   a. Ensure that the Independent Auditor submits annually, a formal written statement including the written disclosures delineating all relationships between the Independent Auditor and the Company.

b. Actively engage in a dialogue with the Independent Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Independent Auditor.

c. Recommend, if determined by the Committee to be called for, that the Board take appropriate action in response to the Independent Auditor's report to satisfy itself of the Independent Auditor's independence.

Primary Responsibilities – Audit

Audits

5.1 The Committee shall review and discuss with management the audited financial statements of the Company and the results of the year-end audit by the Company's Independent Auditor and internal auditing.

5.2 The Committee shall discuss with the Independent Auditor the matters the Independent Auditor determines are required to be discussed in compliance with the listings requirements of Securities Exchanges.

5.3 Based on the review and discussions with management and the Independent Auditor referred to in paragraphs 4.2, 5.1 and 5.2 above, the Committee will advise the Board of Directors whether it recommends that the audited financial statements be included in the Company's annual report to shareholders.

5.4 The Committee or the Chairman of the Committee shall discuss with management and the Company's Independent Auditor regarding the interim quarterly financial statements prior to filing with a stock exchange or relevant Securities and Exchange Commission.

Internal Controls

5.5 The Committee shall discuss with management and the Independent Auditor:

a. The adequacy of the Company's internal accounting controls and the financial reporting process.

b. The status of internal control recommendations made by the Independent Auditor and internal auditing.

5.6 The Committee shall periodically receive reports from and discuss with the Company's General Counsel the adequacy of the policies and practises of the Company related to compliance with key regulatory requirements, conflicts of interest and ethical conduct.

Other

5.7 The Committee shall periodically receive reports from and discuss with the Company's General Counsel any material government investigations, litigation or legal matters.

Scope of Responsibilities

6.1 The Committee shall:

a. Review and reassess the adequacy of this Charter annually and recommend and proposed changes to the Board for approval.

b. Prepare the report required by the rules of its stock exchange to be included in the Company's annual proxy circular.

6.2 While the Committee has the responsibilities and powers set forth in this Charter,it is not duty of the Committee to plan or conduct audits or to determine that theCompany's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the Independent Auditor. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and the Independent Auditor or to assure compliance with laws and regulations and the Company's Code of Conduct.

SUPPLEMENTAL MAILING LIST RETURN CARD

TO: Registered and Non-Registered Shareholders of

EIGER TECHNOLOGY, INC.

The undersigned certifies that he/she is the owner of securities (other than debt instruments) of EIGER TECHNOLOGY, INC. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATE:_____

_____
Signature

_____
Name – Please Print

_____
Address

_____

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to PACIFIC CORPORATE TRUST COMPANY, A Computershare Company, Stock Transfer Department, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9

Exhibit 99.3

DETACH – THIS IS YOUR PROXY

EIGER TECHNOLOGY, INC.

PROXY SOLICITED BY MANAGEMENT

**For use at the Annual & Special Meeting of Shareholders to be held on
Wednesday, the 28th day of May, 2008**

The undersigned holder of common shares (the "**Shares**") of Eiger Technology, Inc. (the "**Company**") hereby nominates and appoints John G. Simmonds, Chief Executive Officer of the Company, or failing him, Jason Moretto, President of the Company, or instead of either of the foregoing _____, as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Company to be held on Wednesday, the 28th day of May, 2008 (the "**Meeting**") at 10:00 a.m. (Toronto time), at 144 Front Street, Suite 700, Toronto, Ontario M5J 2L7 and at any adjournment or adjournments thereof and, without limiting the generality of the power hereby conferred, the nominees designated above are specifically directed, on any ballot that may be called for, to vote the Shares registered in the name of the undersigned as specified below   (**see Notes below**):

(a)   i) **VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ for the election of JOHN SIMMONDS as a director of the Company;

   ii) **VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ for the election of JASON MORETTO as a director of the Company;

   iii) **VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ for the election of STEPHEN DULMAGE as a director of the Company;

   iv) **VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ for the election of NEAL ROMANCHYCH as a director of the Company;

(b) VOTE FOR ☐ or **WITHHOLD** ☐ for the reappointment of SF Partnership, LLP Chartered Accountants, as auditors and to authorize the directors to fix their remuneration; and

(c) VOTE FOR ☐ or **VOTE AGAINST** ☐ the special resolution authorizing the Board to change the Company's name which special resolution is attached as Schedule "A" to the Company's management information circular (the "Circular");

(d) VOTE FOR ☐ or **VOTE AGAINST** ☐ the special resolution approving an amendment to the Company's articles of incorporation to consolidate its issued and outstanding common shares on the basis of one post-consolidation common share for every ten pre-consolidation common shares, to be implemented by the Company's Board of Directors, if at all, at any time prior to September 30, 2008, which resolution is attached as Schedule "B" to the Circular;

(e) VOTE FOR ☐ or **VOTE AGAINST** ☐ the resolution approving the issuance of commons share and warrants of the Company in conjunction with the Company's private placement of 3,570,000 units completed in May of 2007, each unit comprised of one common share of the Company and three whole share purchase warrants of the Company, which resolution is attached as Schedule "C" to the Circular;

all as described in the Management Proxy Circular of the Company delivered to the shareholders of the Company in connection with the Meeting.

If any amendments or variations to the matters referred to above or to any other matters identified in the Notice of the Annual and Special Meeting are proposed at the Meeting or any adjournment or adjournments thereof or if any other matters which are not now known to Management of the Company should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the proxy nominees to vote on such amendments or variations or such other matters in accordance with the best judgment of the proxy nominees.

This proxy is solicited on behalf of Management of the Company for use at the Meeting and any adjournment or adjournments thereof. Shareholders of the Company have the right to appoint a person other than the nominee designated above to attend and act on their behalf at the Meeting and may exercise such right by inserting the name of their nominee in the blank space provided for that purpose above or by completing another proper form of proxy and, in either case, by returning the completed proxy to the Company's registrar and transfer agent, Pacific Corporate Trust Company, A Computershare Company at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9 not less than 48 hours (excluding Saturdays and holidays) prior to the Meeting or any adjournment thereof or delivered to the chair of the Meeting on the day of the Meeting prior to its commencement thereof or any adjournment thereof.

DATED the _____ day of _____, 2008

_____   _____
Signature of Shareholder   Name of Shareholder (Please
                                                                                     Print)

NOTES:

1. **The Shares represented by this proxy will be voted or withheld from voting, or voted for or against, as the case may be, on any ballot that may be called for in accordance with the foregoing directions and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the event that no specification has been made with respect to voting for, withhold voting or voting against any of the resolutions described above, the proxy nominees are instructed to vote the Shares represented by this proxy FOR such resolution.**

2. **This proxy form must be signed and dated by the shareholder or his attorney authorized in writing or, if the shareholder is a Company, by any officer or attorney of the Company duly authorized. If the proxy form is not dated in the space provided, it is deemed to be dated on the date on which it is mailed by the Company.**